Filed by Independent Bank Corporation
Commission File No.: 0-7818
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: HCB Financial Corp.
Highpoint Community Bank Employee FAQs
Q: What is the announcement about?
A: Independent Bank Corporation, the parent company of Independent Bank, has entered into a definitive merger agreement with HCB Financial Corp., the parent company of
Highpoint Community Bank. After required shareholder and regulatory approvals and completion of the core banking system conversion, Highpoint Community Bank will become part of Independent Bank. Highpoint’s seven branch locations in Hastings, Middleville, Caledonia, Nashville, Wayland, Marshall and Hudsonville will join the
Independent Bank network.
Q: Who is Independent Bank?
A: Independent Bank Corporation is a Grand Rapids–based bank holding company and the parent of Independent Bank. Independent Bank is a full-service community bank that:
•Has been serving Michigan communities for more than 160 years
•Operates locations across Michigan’s Lower Peninsula
•Offers a full suite of commercial, retail and mortgage banking solutions
•Is publicly traded on NASDAQ under the ticker symbol IBCP
Independent’s mission is to inspire financial independence today, with tomorrow in mind. Its vision is a future where people approach their finances with confidence, clarity, and the determination to succeed.
Q: Why Independent Bank?
A: Independent Bank is a strong strategic and cultural fit for Highpoint:
•Similar community bank business models, with an emphasis on relationship-based banking and local decision-making
•Strong cultural alignment around exceptional customer service, community involvement and valuing employees
•Strategic growth opportunity that strengthens the combined market presence between the Lakeshore, Grand Rapids, Lansing and Southwest Michigan, and expands lending capacity and product offerings
Joining Independent Bank enables Highpoint to serve customers with more convenience and capabilities while preserving a community banking culture.
Q: What will happen next?
A: Over the coming weeks, Independent Bank leaders will work closely with Highpoint employees to move the integration forward. This includes reviewing current roles and responsibilities, coordinating integration planning, and partnering on a major core banking conversion project, which will require significant collaboration and effort across teams.
During this time, teams will also focus on getting to know the Independent Bank organization, ways of working and expectations to build strong relationships and support a smooth integration.
Q: What does this mean for me?
A: We anticipate that most sales roles will transition to opportunities with Independent Bank. Supporting and operational roles will be thoughtfully reviewed, and we expect some reductions where there is significant overlap between our two organizations.
Q: What happens if my position is impacted?
A: Throughout this process, we are committed to clear communication and to providing transition resources and support for all employees, including priority consideration for other opportunities within Independent Bank, access to career resources, severance where applicable, and outplacement services to assist with next steps.
Q: When will decisions about employment with Independent Bank be made?
A: The Independent Bank team is committed to working quickly to provide clarity for everyone. The process will take place in three phases:
•Phase 1 – Assessment: Independent Bank leaders will work with Highpoint employees to review current roles, responsibilities, staffing and organizational design to understand the existing structure and make fair, informed decisions.
•Phase 2 – Future Employment Decisions: Individual role placements and transition notifications will be communicated so each employee clearly understands their employment status and role after starting the first day after the transaction is complete.
•Phase 3 – Transition (beginning on Legal Day One and continuing beyond): Employees will be onboarded to Independent Bank’s policies, tools and culture, with training on systems, processes and procedures, along with ongoing communication and support to ensure a smooth transition for employees and customers. If an employee’s role is being reduced, the employee will be given priority consideration for open roles within Independent Bank. Any displaced employees will receive transitional support, including severance and outplacement services.

Q: What will not change immediately because of this merger?
A: Prior to Legal Day One, the following will not change:

•Your current role
•Your pay and benefits
•Your reporting structure
•Your day-to-day work expectations
•The core banking system you use today
•Established processes and procedures
Any future changes will be evaluated carefully and communicated in advance.
Q: Are there immediate changes to my branch, hours or schedule?
A: No. Your current location, branch hours and work expectations remain the same for now. Any future changes will be communicated clearly and ahead of time.
Q: Will branches be closed because of this merger?
A: The intent of the transaction is to expand and strengthen the combined branch network, not to reduce service. The current expectation is to maintain a strong local branch presence in our communities. If any specific changes to branch locations or configurations are considered in the future, they will be carefully evaluated and communicated in advance, including timing and impact on customers and employees.
Q: What will happen to the Highpoint management team?
A: The Highpoint and Independent Bank management teams will work together to:
•Ensure continuity for customers, communities and employees
•Identify how Highpoint’s leadership experience best supports Independent’s broader Michigan footprint
Specific leadership roles and reporting lines will be clarified in the coming weeks and communicated directly once finalized.
Q: When will we move to Independent Bank systems and processes?
A: Core banking and other system conversions will occur after:
•Legal Day One
•Detailed planning, testing and training
Until then, you will continue to use Highpoint systems and processes. A formal timeline and instructions will be shared well in advance of any change.

Q: Does this merger change who we are as a company?
A: The legal structure and brand will change over time as Highpoint becomes part of Independent Bank, but the shared focus on relationship-based community banking remains constant. Independent’s mission, vision and values are closely aligned with Highpoint’s culture and will guide how employees are welcomed, how customers are served, and how decisions are made throughout the integration.
Q: What should I say if customers or community partners ask about the merger?
A: You can say:
•The merger has been announced but is still subject to shareholder and regulatory approval.
•Nothing about their accounts or how the bank is changing right now.
•Over time, combining with Independent Bank is expected to provide a broader branch network, additional products and greater convenience, while maintaining local, personalized service.
If you get a question you cannot answer, it is appropriate to say:
“Our transition teams are still working through the details. As plans are finalized, we’ll share more information with employees and customers.”
Then direct the question to your manager, HR or Communications so it can be addressed and considered for future FAQs.
Q: How will we receive updates throughout the transition? A: You can expect ongoing communication through:
•All-employee emails and meetings
•Manager cascades
•Posted resources such as FAQs, talking points and intranet updates